FORM 12b-25: NOTIFICATION OF LATE FILING
         OF 1934 ACT REPORTS
    U.S. SECURITIES AND EXCHANGE
             COMMISSION
       WASHINGTON, D.C.  20549

FORM 10-K                               SEC FILE NUMBER 33-12664-D
                                        CUSIP NUMBER 981595 10 1

     NOTIFICATION OF LATE FILING
             (Check One)

[X]Form 10-K, [ ]Form 20-F, [ ]Form 11-K, [ ] 10-q
[ ]Form N-SAR

For Period Ended:   December 31, 1996

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

For the Transition Period
Ended:____________________

Nothing in this Form shall be construed to imply that the
Commission has verified any information contained
herein.
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If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the
notification relates:   N/A
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Part I - Registrant Information

Worldwide Golf Resourses, Inc.
(Full Name of Registrant)

(Former Name if Applicable)

5230 So.  Valley View, Suite E
(Address of Principal Executive Office) (Street &
Number)

Las Vegas, NV 89118
(City, State and Zip Code)
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Part II - Rules 12b-25(b) and (c )
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[  ](a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[X ](b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c ) The accountant's statement or other exhibit required by Rule 12b-25(c ) has been attached if applicable.
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Part III - N/A
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Part IV - Other Information
(1)  Name and telephone number of persons to
contact in regard to this notification:
 Gerald H.  Levine - (702) 893-4747

(2)  Have all other periodic report required under
     Section 13 or 15(d) of the Securities Exchange
     Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such report(s)) been filed?
     [X]Yes [ ] No
     If answer is no, identify report(s).

(3)  Is it anticipated that any significant change in
     results of operations form the corresponding
     period for the last fiscal year will be reflected by
     the earning statements to be included in the
     subject report or portion thereof?     [ ] Yes   [X]
     No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result can not be made.

   WORLDWIDE GOLF RESOURSES, INC.
(Name of Registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 13, 1997                 By:_________________________________

Gerald Levine, President



                                   By:_________________________________

Marie Levine, Secretary
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              ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSION
OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (See 18 U.S.C.1001).
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